March 13, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos, Esq.

Re:    Polycom, Inc. and Spyglass Acquisition Corp.

          Schedule TO-T filed February 20, 2007

          File No. 5-48227

Ladies and Gentlemen:

On behalf of Polycom, Inc. (the “Parent”) and Spyglass Acquisition Corp. (the “Offeror,” and, together with the Parent, the “Bidders”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated March 9, 2007, relating to the Bidders’ Schedule TO-T (File No. 5-48227) originally filed with the Commission on February 20, 2007.

On behalf of the Bidders, we are concurrently filing via EDGAR Amendment No. 2 to the Schedule TO-T (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Bidders’ response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 2.

Schedule TO-T

Certain Information Concerning the Company

1.	Contrary to what has been disclosed in the offering documents, the “Parent and Offeror,” as defined in the offer to purchase, are responsible for the accuracy and completeness of the information concerning SpectraLink that has been disclosed in the Schedule TO-T. Please revise.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2007

In response to the Staff’s comment, we have revised the Offer to Purchase to delete the statement that the Bidders are not responsible for the accuracy or completeness of the information concerning SpectraLink that is included in the Schedule TO-T.

Source and Amount of Funds

2.	Disclose whether or not an alternative financing plan exists. See Item 1007 of Regulation M-A.

In response to the Staff’s comment, we have revised the Offer to Purchase to clarify that no alternative financing plans or arrangements exist.

Top-Up Option Following Offer

3.	Please provide us with a brief legal analysis in support of the apparent conclusion that any purchases made by the bidders pursuant to this option would not contravene Rule 14e-5. Specifically address the date on which the contract was executed to permit these purchases in relation to the date when the business combination was announced.

Inapplicability of Rule 14e-5 in This Case

We respectfully inform the Staff that we do not believe that the Bidders’ option to purchase shares of SpectraLink after the expiration of the offer (the “Top-Up Option”) is subject to Rule 14e-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the fact that the Top-Up Option was granted prior to the commencement of the offer and, pursuant to its terms, is not exercisable until after the expiration of the offer. Therefore, no securities may be purchased or sold pursuant to the Top-Up Option during the tender offer itself. Rule 14e-5, by its terms, restricts purchases “from the time of public announcement of the tender offer until the tender offer expires.” The Top-Up Option was granted pursuant to that certain Agreement and Plan of Merger, entered into as of February 7, 2007 by and among the Parent, the Offeror and SpectraLink (the “Merger Agreement”). The Merger Agreement was signed before the transaction was publicly announced later that day and well before the tender offer was publicly announced on February 20, 2007. Section 2.4(ii) of the Merger Agreement provides that the Top-Up Option is exercisable “at any one time after the Appointment Time,” and the Appointment Time is defined in Section 2.3(a) of the Merger Agreement as the initial acceptance for payment by the Offeror of Shares pursuant to the offer. The acceptance for payment may take place only after the expiration of the offer.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2007

Applicability of Rule 14e-5(b)(7) Exception

Further, to the extent that the Top-Up Option is deemed to be subject to Rule 14e-5 of the Exchange Act, the exemption contemplated by Rule 14e-5(b)(7), which provides relief from the prohibitions of Rule 14e-5(a) for purchases made pursuant to certain contractual obligations, is available to exempt the Top-Up Option from the prohibitions contemplated by Rule 14e-5(a). Set forth below is a brief legal analysis of the Bidders' compliance with the requirements set forth in this exception, which requirements we have outlined below for the convenience of the Staff.

(i) The contract was entered into before public announcement of the tender offer.

As discussed above, the Top-Up Option was granted pursuant to the Merger Agreement, which was entered into as of February 7, 2007. The Merger Agreement was signed before the tender offer was publicly announced on February 20, 2007.

(ii) The contract is unconditional and binding on both parties.

The Top-Up Option is not conditional and became binding upon the Bidders and SpectraLink effective as of February 7, 2007.

(iii) The existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials.

The Merger Agreement was filed as Exhibit 2.1 to the Parent’s Current Report on Form 8-K filed on February 8, 2007 and is incorporated by reference into the Schedule TO-T. All material terms of the Merger Agreement, including the quantity, price and parties, are disclosed in the Offer to Purchase, under the sections “Summary Term Sheet, The Merger” and “The Tender Offer, Section 13, The Transaction Documents, Merger Agreement.”

Applicability of Rule 14e-5(b)(1) Exception

In addition, the exemption contemplated by Rule 14e-5(b)(1) of the Exchange Act, which provides relief from the restrictions of Rule 14e-5(a) for exercises of related securities into subject securities if the covered person owned the related securities before public announcement of the offer, is available to exempt the Top-Up Option from the prohibitions contemplated by Rule 14e-5(a). As discussed above, SpectraLink granted the Top-Up Option to the Bidders pursuant to the Merger Agreement prior to the public announcement of the offer. The Top-Up Option gives the Bidders the right to purchase shares of SpectraLink common stock – the subject security of the offer – and therefore it is a related security within the meaning of the rule. Therefore, in the event the Top-Up Option is exercised, the exercise would be exempt from the restrictions of Rule 14e-5(a) by virtue of the exception in Rule 14e-5(b)(1).

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2007

Conditions to the Offer

4.	All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived prior to expiration. The offer conditions indicate that the bidders reserve the right to exercise options “at any time from time to time.” Please revise this language to remove any implication that the conditions to the offer may be asserted after the offer’s expiration. Multiple changes in the offer document need to be made in order to fully address this comment.

We have revised the Offer to Purchase to remove any language that could be misunderstood to imply that the conditions to the offer may be asserted after the offer’s expiration.

5.	The disclosure indicates that once a condition is triggered, a failure by the bidders to exercise their right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the bidders decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. The bidders, through their action or inaction, also are not permitted to engage in conduct that would result in the triggering of an offer condition under Section 14(e). Please revise to remove the implication that the bidders reserve the right to conduct an illusory offer.

In response to the Staff’s comment, we have revised the Offer to Purchase to remove any language that could be misunderstood to imply that the Bidders reserve the right to conduct an illusory offer.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2007

As requested by the Staff, each of the Parent and the Offeror has separately acknowledged the specific items requested. A copy of the statement containing the acknowledgments is attached hereto as Exhibit A.

Please direct your questions or comments regarding the Bidders’ responses or Amendment No. 2 to the undersigned at (650) 849-3223 or to Michael S. Ringler of this office at (415) 947-2011. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Michael R. Kourey

Sayed M. Darwish

Mark A. Bertelsen

Michael S. Ringler

Exhibit A

Each of Polycom, Inc. and Spyglass Acquisition Corp. (the “Bidders”) hereby confirms that:

•	the Bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the Bidders may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•

the Bidders have been advised the Division of Enforcement has access to all information the Bidders provide to the Staff of the Division of Corporation Finance in its review of the Bidders’ filings or in response to its comments on the Bidders’ filings.

POLYCOM, INC.

/s/ Sayed M. Darwish
Sayed M. Darwish General Counsel, Vice President and Secretary

SPYGLASS ACQUISITION CORP.

/s/ Sayed M. Darwish
Sayed M. Darwish President and Secretary

Dated: March 12, 2007